UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GENCOR INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368678108

(CUSIP Number)

Harvey Houtkin, 160 Summit Avenue, Montvale, NJ 07645 (201) 782-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 696,654

	8.	Shared Voting Power 946,075

	9.	Sole Dispositive Power 696,654

	10.	Shared Dispositive Power 946,075

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,642,729

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Class A Common Stock Gencor Industries, Inc. 5201 North Orange Blossom Trail Orlando, FL 32810
Item 2.	Identity and Background
(a) Name of Person Filing: Harvey Houtkin
(b) Residence or business address: 160 Summit Avenue, Montvale, NJ 07645

(c)                                  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Chief Executive Officer, Domestic Securities, Inc., an NASD
registered broker/dealer located at 160 Summit Avenue, Montvale,
New Jersey 07645

(d)                                 Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:

None

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

In June 2001 Mr. Houtkin entered into a consent agreement with the National Association of Securities Dealers, Inc. in connection with charges that, among other things, Mr. Houtkin violated Article III, Section 3 of the NASD By-Laws, NASD Rules 1031, 2110, 2210 and 9522 and Section 15B(6)(B)(ii) of the Securities Exchange Act of 1934 in connection with registration and communications with the public practices.  Mr. Houtkin was suspended in all capacities for 15 days and in a principal and supervisory capacity for 105 days and fined $50,000.

(f) Citizenship: United States
Item 3.	Source and Amount of Funds or Other Consideration

Personal Funds as to stock held by Harvey Houtkin, his wife Sherry Houtkin, and his sons Stuart Houtkin, Brad Houtkin and Michael Houtkin; Working Capital as to stock held by Attain Services Corp. and Domestic Securities, Inc.

Item 4.	Purpose of Transaction

As previously disclosed in the Reporting Person’s Schedule 13D, the Reporting Person purchased the stock of the Issuer for investment purposes.  Domestic Securities, Inc., of which Mr. Houtkin is the Chief Executive Officer and an indirect controlling stockholder, is a market maker in the stock of the Issuer and purchased the stock for its market making activities as well as for investment purposes.  Attain Services Corp., of which Mr. Houtkin is the Chief Executive Officer and an indirect controlling stockholder, purchased the stock for investment purposes.  Also, as previously disclosed, the Reporting Person,  Domestic Securities, Inc. and Attain Services Corp. believe that the November 2003 tender offer by the Issuer was grossly inadequate and not in the best interests of the public stockholders of the Issuer.  By press release dated December 30, 2003, the Issuer withdrew the tender offer.

The Reporting Person, Domestic Securities, Inc. and Attain Services Corp. have reviewed the Issuer’s filings with the Securities and Exchange Commission (“SEC”) and believe that they contain misleading statements, that there are material omissions, and that such filings, and the financial statements included therein, are fraudulent.  On March 15, 2004, Domestic Securities, Inc., Attain Services Corp. and Joseph A. Ross, a stockholder of the Issuer,  filed suit against the Issuer and three of its directors, E.J. Elliott, John Elliott and Randolph Fields, in the United States District Court for the Southern District of Florida seeking a temporary restraining order to, among other things, (i) prohibit any further fraudulent filings by the Issuer with the SEC and (ii) appoint a monitor to investigate and oversee the affairs of the Issuer and report back to the court.

On August 24, 2004, the Reporting Person was informed that Carbontronics holds in escrow for the benefit of the General Partner approximately $35,800,000.00.  Gencor is entitled to 45 percent of such amount, or approximately $16,110,000.00.

The Reporting Person also was informed on August 24, 2004, that an additional approximately $22,500,000.00 is held in escrow for another General Partner entity.  Gencor is also entitled to at least 25 percent of this amount, or approximately $5,625,000.00.  Gencor has instituted a lawsuit against the other principals of this second entity, claiming Gencor is entitled to 45 percent.  If Gencor is successful, Gencor’s share of the amount escrowed for the second entity would equal approximately $10,125,000.00.

Finally, the Reporting Person was informed that the results of the IRS audit of Carbontronics are expected before the end of 2004.

Mr. Houtkin, Domestic Securities, Inc. and Attain Services Corp. believe that the information in the foregoing three paragraphs is material to the Issuer’s financial condition and should have been disclosed in the Issuer’s filings with the SEC.

The Reporting Person intends to continue to review his investment in the Issuer with the primary objective of maximizing its value.  In this regard, based upon such review, the Reporting Person will consider various alternative courses of action and will in the future take such actions with respect to its investment in the Issuer as he deems appropriate.  Such actions may include, but are not limited to, engaging in discussions with the management and board of directors of the Issuer regarding the business, operations and future plans of the Issuer, making recommendations to the board of directors for the appointment of one or more independent directors, communicating with other stockholders, and seeking changes in the board of directors.

Such actions may also involve the purchase of additional shares of common stock both as market maker and as an investor and, alternatively, may involve the sale of all or a portion of the shares held by the Reporting Person in the open market or in privately negotiated transactions to one or more financial or strategic purchasers.  As a result of the foregoing, the Reporting Person’s position with respect to the Issuer may not be considered solely that of a passive investor.  There can be no assurance, however, that the Reporting Person will take any of the actions set forth above.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

Mr. and/or Mrs. Houtkin and/or their sons Stuart, Brad and Michael Houtkin, and Attain Services Corp. may purchase additional shares of the Issuer’s stock, or may sell all or a portion of the shares of the Issuer’s stock owned by them, but have no present plans to do so.  Domestic Securities, Inc. is a market maker in the Issuer’s stock and trades the stock actively.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries:
None
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.
None
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

Mr. Houtkin believes that the Issuer’s Board should consist of a majority of truly independent directors, representative of the public shareholders, who would also comprise the Issuer’s Audit Committee, the Issuer’s Nominating Committee and the Issuer’s Compensation Committee.

(e) Any material change in the present capitalization or dividend policy of the issuer:
Mr. Houtkin believes that the present management’s ability to control the composition of the Issuer’s Board through their control of the

Class B shares, which have the right to elect 75% of the Issuer’s directors, is not in the best interest of the public shareholders and intends to take steps to attempt to effectuate a change in such power of the Class B shares.

(f)                                    Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

None
(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person:
None

(h)                                 Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act:
None
(j) Any action similar to any of those enumerated above:
None.
Item 5.	Interest in Securities of the Issuer

(a)                                  State the aggregate number and percentage of the class of securities of the issuer identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.  The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

Amount beneficially owned: 1,642,729 shares (includes 583,780 shares owned by Mr. Houtkin’s wife Sherry Houtkin, as to which Mr. Houtkin disclaims beneficial ownership); 43,809 shares owned by Mr. Houtkin’s son Stuart Houtkin; 67,070 shares owned by Mr. Houtkin’s son Brad Houtkin, as to which Mr. Houtkin disclaims beneficial ownership; 26,830 shares owned by Mr. Houtkin’s son Michael, as to which Mr. Houtkin disclaims beneficial ownership; 5,000 shares owned by Attain Services Corp., of which Mr. Houtkin is chief executive officer, secretary, a director and a 50 percent indirect beneficial owner; and 219,586 shares owned by Domestic Securities, Inc., of which Mr. Houtkin is chief executive officer, secretary, a director and a 50 percent indirect beneficial owner.

Percent of class 23.7%

(b)                                 For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by item 2 with respect to each person with whom the the power to vote or to direct the vote or to dispose or direct the disposition is shared:

Sole power to vote or to direct the vote	696,654

Shared power to vote or to direct the vote	946,075

Shared with the co-director of Domestic Securities, Inc., Mark Shefts	219,586

Shared with the co-director of Attain Services Corp., Mark Shefts	5,000

Owned by Sherry Houtkin, Mr. Houtkin’s wife	583,780

Owned by Stuart Houtkin, Mr. Houtkin’s son	43,809

Owned by Brad Houtkin, Mr. Houtkin’s son	67,070

Owned by Michael Houtkin, Mr. Houtkin’s son	26,830

Sole power to dispose or to direct the disposition of	696,654

Shared power to dispose or to direct the disposition of	946,075

Shared with the co-director of Domestic Securities, Inc., Mark Shefts	219,586

Shares with the co-director of Attain Services Corp., Mark Shefts	5,000

Owned by Sherry Houtkin, Mr. Houtkin’s wife	583,780

Owned by Stuart Houtkin, Mr. Houtkin’s son	43,809

Owned by Brad Houtkin, Mr. Houtkin’s son	67,070

Owned by Michael Houtkin, Mr. Houtkin’s son	26,830

(c)                                  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

All of the following transactions were effected for Domestic Securities,Inc. as a market maker on the Pink Sheets

Date	Type	Amount	Price
6/28/04	B	1,000	$58,100.00
6/29/04	B	100	710.00
6/29/04	B	100	740.00
6/29/04	B	500	3,625.00
6/29/04	B	500	3,550.00
6/29/04	S	5,000	35,950.00
6/29/04	B	3,000	21,360.00
6/29/04	S	5,000	35,850.00
6/29/04	S	5,000	36,000.00
6/29/04	B	250	1.787.50
6/29/04	B	2,000	14,400.00
6/29/04	B	1,000	7,150.00
6/29/04	B	5,000	35,750.00
6/29/04	B	2,000	14,300.00
6/29/04	S	3,000	21,600.00
6/29/04	B	5,000	36,500.00
6/29/04	B	2,300	16,560.00
6/29/04	S	7,500	53,625.00
6/29/04	S	2,300	16,560.00
6/30/04	B	7,500	54,000.00
6/30/04	B	500	3,525.00

6/30/04	B	4,000	27,360.00
6/30/04	B	1,650	11,302.50
6/30/04	S	10,000	70,000.00
6/30/04	B	2,500	17,125.00
6/30/04	B	2,500	17,125.00
6/30/04	B	10,000	69,900.00
6/30/04	B	3,900	26,715.00
6/30/04	B	200	1,460.00
7/1/04	B	500	3,425.00
7/2/04	S	5,000	35,000.00
7/6/04	B	500	3,325.00
7/6/04	B	125,000	625,000.00	*
7/7/04	B	3,500	24,500.00
7/7/04	B	1,500	10,500.00
7/7/04	B	100	740.00
7/8/04	B	226	1,593.30
7/8/04	B	100	740.00
7/9/04	B	400	2,820.00
7/9/04	B	700	5,215.00
7/9/04	B	1,000	7,100.00
7/9/04	S	5,000	37,500.00
7/12/04	B	5,650	39,550.00
7/12/04	B	500	3,500.00
7/12/04	B	500	3,500.00
7/13/04	B	3,600	25,020.00
7/14/04	B	300	2,100.00
7/15/04	B	1,000	7,000.00
7/15/04	B	500	3,400.00
7/16/04	B	813	5,284.50
7/16/04	B	2,500	15,750.00
7/16/04	B	3,000	18,450.00
7/20/04	S	125,000	625,000.00
7/20/04	B	500	3,250.00
7/20/04	B	300	1,905.00
7/21/04	B	500	3,175.00
7/21/04	B	200	1,270.00
7/21/04	B	2,000	13,000.00
7/21/041	B	1,700	11,050.00
7/21/04	B	200	1,340.00
7/22/04	B	500	1,340.00
7/22/04	B	5,000	34,000.00
7/22/04	B	2,500	17,000.00
7/22/04	B	3,000	21,060.00
7/22/04	B	6,500	45,500.00
7/22/04	B	500	3,600.00

* Shares were purchased by Domestic Securities from Mr. Houtkin.

7/22/04	B	500	3,725.00
7/22/04	B	500	3,750.00
7/22/04	B	1,200	9,012.00
7/22/04	B	500	3,850.00
7/22/04	B	1,000	7,700.00
7/22/04	B	500	3,975.00
7/22/04	B	500	4,000.00
7/22/04	B	100	800.00
7/22/04	S	10,000	77,500.00
7/22/04	S	4,000	31,000.00
7/22/04	S	8,000	62,000.00
7/22/04	B	100	790.00
7/23/04	B	500	3,775.00
7/23/04	B	500	3,700.00
7/23/04	B	500	3,725.00
7/23/04	B	500	3,675.00
7/23/04	B	500	3,675.00
7/23/04	B	1,000	7,350.00
7/26/04	S	1,200	9,360.00
7/26/04	B	100	800.00
7/26/04	S	1,700	13,549.00
7/26/04	B	100	805.00
7/26/04	B	500	3,950.00
7/27/04	B	500	3,975.00
7/27/04	B	100	810.00
7/27/04	B	1,000	8,000.00
7/27/04	B	2,500	20,125.00
7/27/04	S	2,000	16,300.00
7/27/04	B	500	4,000.00
7/27/04	B	500	4,000.00
7/27/04	B	1,004	7,931.60
7/27/04	B	1,000	7,900.00
7/27/04	B	100	820.00
7/27/04	B	500	3,950.00
7/27/04	B	900	7,020.00
7/27/04	B	500	3,960.00
7/27/04	B	100	800.00
7/28/04	B	800	6,280.00
7/28/04	B	500	3,825.00
7/28/04	B	500	3,775.00
7/28/04	B	500	3,750.00
7/30/04	B	500	3,750.00
7/30/04	S	500	3,750.00
7/30/04	B	1,000	7,500.00
8/2/04	B	2,789	20,932.84

8/2/04	B	500	3,775.00
8/3/04	B	500	3,725.00
8/3/04	S	2,000	13,040.00
8/4/04	S	1,000	7,650.00
8/4/04	B	925	6,937.50
8/5/04	B	400	3,100.00
8/5/04	B	2,000	15,200.00
8/5/04	B	100	780.00
8/6/04	B	1,800	13,590.00
8/6/04	B	1,500	11,325.00
8/6/04	B	500	3,700.00
8/6/04	B	1,200	8,940.00
8/6/04	B	1,500	11,175.00
8/9/04	B	500	3,675.00
8/9/04	B	1,000	7,250.00
8/9/04	B	1,300	9,295.00
8/9/04	B	1,500	10,650.00
8/11/04	B	500	3,500.00
8/11/04	B	500	3,400.00
8/12/04	B	1,500	9,825.00
8/12/04	B	650	4,257.50
8/12/04	B	1,000	6,550.00
8/12/04	B	300	1,935.00
8/12/04	S	1,900	12,635.00
8/12/04	S	50,000	327,500.00	*
8/12/04	B	1,500	9,675.00
8/13/04	B	500	3,250.00
8/13/04	B	350	2,275.00
8/16/04	B	200	1,290.00
8/16/04	B	2,700	18,225.00
8/16/04	B	100	700.00
8/16/04	B	1,000	7,050.00
8/16/04	B	2,500	17,750.00
8/16/04	B	1,000	7,000.00
8/16/04	B	100	725.00
8/16/04	B	100	750.00
8/16/04	S	3,000	20,850.00
8/17/04	B	1,000	6,900.00
8/17/04	B	800	5,505.00
8/17/04	B	1,000	6,900.00
8/17/04	B	1,000	6,850.00
8/17/04	B	1,500	10,200.00
8/17/04	S	500	3,400.00
8/17/04	B	1,000	6,750.00
8/18/04	B	1,500	9,425.00

* Shares were sold by Domestic Securities to Mr. Houtkin.

8/18/04	S	1,000	6,300.00
8/18/04	B	500	3,150.00
8/18/04	B	2,800	17,780.00
8/19/04	S	500	3,425.00
8/20/04	B	100	700.00
8/23/04	B	100	700.00
8/23/04	B	300	2,160.00
8/24/04	B	508	3,302.00
8/24/04	S	250	1,725.00
8/24/04	B	100	700.00

(d)                                 If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Shares owned by Domestic Securities, Inc. and Attain Services Corp., and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the issuer, are shared equally by the co-directors of each of such corporations, Mark Shefts and Harvey Houtkin.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

None; however Domestic Securities, Inc. and Attain Services Corp. are co-plaintiffs in the suit filed against the Issuer and three of its directors, E.J. Elliott, John Elliott and Randolph Fields, as described in Item 4 above.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2004
Date
s/Harvey Houtkin
Signature